Direxion Shares ETF Trust

535 Madison Avenue, 37th Floor

New York, NY 10022

December 23, 2025

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”) solely with respect to the Direxion Daily AAPL Bull 3X ETF, Direxion Daily AMD Bull 3X ETF, Direxion Daily AMZN Bull 3X ETF, Direxion Daily AVGO Bull 3X ETF, Direxion Daily BABA Bull 3X ETF, Direxion Daily BRKB Bull 3X ETF, Direxion Daily COIN Bull 3X ETF, Direxion Daily GOOGL Bull 3X ETF, Direxion Daily HOOD Bull 3X ETF, Direxion Daily INTC Bull 3X ETF, Direxion Daily META Bull 3X ETF, Direxion Daily MSFT Bull 3X ETF, Direxion Daily MU Bull 3X ETF, Direxion Daily NFLX Bull 3X ETF, Direxion Daily NVDA Bull 3X ETF, Direxion Daily ORCL Bull 3X ETF, Direxion Daily PLTR Bull 3X ETF, Direxion Daily TSLA Bull 3X ETF, Direxion Daily TSM Bull 3X ETF, Direxion Daily UNH Bull 3X ETF, Direxion Daily MAG7+ Bull 3X ETF, Direxion Daily Bitcoin Bull 3X ETF, Direxion Daily Ether Bull 3X ETF, Direxion Daily Qs Bull 3X ETF, Direxion Daily Energy Bull 3X ETF, Direxion Daily Junior Gold Miners Bull 3X ETF, Direxion Daily Gold Miners Bull 3X ETF, and the Direxion Daily Oil & Gas Exp. & Prod. Bull 3X ETF (the “Funds”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
439	10/3/2025	485APOS	0001193125-25-230257
440	10/10/2025	485APOS	0001193125-25-237051
441	10/10/2025	485APOS	0001193125-25-237095
443	12/16/2025	485BXT	0001193125-25-321109

No securities of the Funds were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of the Funds at this time, therefore, respectfully requests withdrawal of the Amendments solely with respect to the Funds.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463.

Sincerely,

/s/ Angela Brickl
Angela Brickl
General Counsel
Direxion Shares ETF Trust